UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Science Applications International Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware	001- 35832	46-1932921
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)
1710 SAIC Drive McLean, Virginia (Address of principal executive offices)		22102 (Zip Code)

Paul H. Greiner

Senior Vice President and Corporate Secretary, (703) 676-6942

(Name and telephone, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) under the Exchange Act for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report

The registrant’s Conflict Minerals Report for the year ended December 31, 2014 is attached hereto as Exhibit 1.01 and the registrant’s Conflict Minerals Policy and Report is available at “Corporate Responsibility” in the “Corporate Citizenship” page of the “About SAIC” section on the registrant’s website located at www.saic.com.

Item 1.02. Exhibit

The registrant’s Conflict Minerals Report for the year ended December 31, 2014 is attached hereto as Exhibit 1.01.

Section 2 – Exhibits

Item 2.01. Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Science Applications International Corporation

By:	/s/ John R. Hartley
John R. Hartley
Executive Vice President and Chief Financial Officer

Date: May 29, 2015